Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥118.98 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on November 17, 2005, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$40,000
Fiscal Agent’s fee, including printing and engraving Bonds	105,000
Printing expenses	34,000
Legal fees and expenses	204,495
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	15,000

Total	$398,495